Mail Stop 4561

September 27, 2007

Mr. Neil Pursell
Chief Financial Officer and Director
Tricell, Inc.
6 Howard Place
Stoke-on-Trent, Staffordshire   ST1 4NQ
United Kingdom

> **Re: Tricell, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed April 18, 2006**
> **Form 10-Q for the quarter ended September 30, 2006**
> **File No. 000-50036**

Dear Mr. Pursell:

We issued comments to you on the above captioned filings on August 13, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by October 12, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by October 12, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jessica Barberich at 202-551-3782 or me at 202-551-3486 if you have any questions.

Sincerely,

Daniel Gordon
Branch Chief